EXHIBIT 23.13

LUMINA COPPER CORP.
1550 - 625 Howe Street
Vancouver, BC V6C 2T6
Phone: 604-687-0407 Fax: 604-687-7041

LETTER OF INTENT

Ref.:     Regalito Project

In Santiago de Chile, on October 16, 2003, the following Letter of Intent has been executed between Minera Lumina Copper Chile S.A., a Chilean subsidiary of Lumina Copper Corp., referred to as “Lumina” hereafter, represented in Chile by John J. Selters, with Chilean Identity Card No. 14.427.974-3, both domiciled at Padre Mariano Nº 277, suite 502, Providencia, Santiago, hereinafter “Promisee Purchaser” and as the other party, hereinafter the “Promisor Vendors” consisting of two companies; 1) La Compañía Minera Caserones, represented by Sr. Mario Hernández Alvarez, domiciled at Los Carreras Nº 380, suite 425, La Serena, Chile and 2) Sociedad Legal Minera California Una de la Sierra Peña Negra, represented by Sr. Lionel Polgatti San Cristóbal, domiciled at Marchant Pereira Nº 645 , Providencia, Santiago, Chile.

This Letter of Intent will serve to confirm an agreement (the “Agreement”) to allow the parties to execute a promise to purchase agreement (the Promise to Purchase Agreement) in accordance to the terms contained in paragraph one of article 169 of the Mining Code, which states that it will be optional for the Promisee Purchaser to celebrate or not celebrate the Promised Purchase Agreement (the Promised Purchase Agreement). The parties to the Promise to Purchase Agreement shall be Lumina Copper Corp. or its subsidiary Minera Lumina Copper Chile S.A., who shall have the capacity of a Promisee Purchaser and the offerors Compañía Minera Caserones and Sociedad Legal Minera California Una de la Sierra Peña Negra, who shall have the capacity of Promisor Vendors. The objective of the Promise to Purchase Agreement shall be the mining exploitation claims duly described in Schedule A of this Letter of Intent, in addition to the rights in the mining exploration claims “pedimentos” described in Schedule B (which together with all ancillary use, occupancy or access rights is referred to as the “Property”).

The terms of the Agreement are as follows:

1.

Subject to the terms and conditions hereof, the Promisor Vendors hereby agrees to grant to the Promisee Purchaser a Promise to Purchase Agreement related to 100% of the mining claims and interests comprising the Property as follows:

The Total Price consists of a Fixed Price (FP) which is stated in paragraph 1 (a) plus an Increment of the Fixed Price which is stated in 1 (b), which shall be applicable in case there is a sustained increase in the Copper Price, before commercial production is achieved plus a Variable Price based on a Net Smelter Return (Net Smelter Return,

N.S.R.) which is stated in 1 (c) to be paid in case of the occurrence of commercial production:

The total Purchaser Price which is indicated in this clause 1 shall be distributed among the Promisor Vendors and shall be paid according to the following percentages:

-Compañía Minera Caserones                                                                                32,5%
-Sociedad Legal Minera California Una de la Sierra Peña Negra                      67,5%

(a)	The Fixed Price (FP) portion is an option as follows:

Payment of Price US$
1st Anniversary	25,000
2nd Anniversary	50,000
3rd Anniversary	75,000
4th Anniversary	100,000
5th Anniversary	125,000
6th Anniversary	150,000
7th Anniversary	175,000
8th Anniversary	200,000
Total	900,000

The terms for the purpose of the Fixed Purchase Price Payments shall be counted as of the Anniversary of the execution of the present Letter of Intent dated October 16, 2003. This provision shall apply to any payment that has as a reference an Anniversary of the present document.

On completion of the payment of US$ 900,000 either per this schedule or by prepayment ahead of this schedule, Lumina may request the Promisor Vendors the execution of the Promised Purchase Agreement and shall acquire the mining claims and rights singularized in Schedule A and B of the present instrument and which conforms the Property.

(b.1)
Price Increment Bonus in case of higher Price of Copper. If at any time during the term of 8 years to pay the Fixed Purchase Price which is stated in clause 1 (a) the Copper Price determined by the London Metals Exchange (LME) reaches US$ 1.00 per pound and remains at or above US$ 1.00 for an entire calendar year, Lumina will pay a minimum of US$ 200,000 for that year, deducting from that amount the value of the installment of the FP payable on that year. During the period prior to the exercise of the execution of the Promised Purchase Agreement any incremental increase over the Fixed Price stated above will be deemed a bonus payment and will not be considered as part of the Fixed Price (FP) of US$ 900,000 (Example 1, if in year 5, the price of Cu exceeds on average US$ 1.00 per pound, the Promisee Purchaser will pay a total of US$ 200,000 assigning to this amount the installment of US$ 125,000 which has been determined for that year (FP) and US$ 75,000 shall be classified as a bonus). (Example 2, if in year 8, the price of Cu exceeds on average US$ 1.00 per pound, the Promisee Purchaser will only pay a total of US$ 200,000 which corresponds to the FP installment of US$ 200,000 without having to pay any amount in addition by concept of the Copper Price bonus for that year). The incremental payment, if applicable, will be made within 60 days following the end of the calendar year.

(b.2)

After the 8th anniversary of this Agreement or once the Promised Purchase Agreement has been executed by the parties and prior to the establishment of commercial production, the Bonus for the Increase of the Copper Price payment of US$ 200,000 which is stated in clause (b.1) shall be paid to the Promisor Vendors and will be considered as an Advance Variable Price (AVP). Upon achieving commercial production and, if the Variable Price VP defined in clause 1 (e) in the first calendar year exceeds US$ 200,000, the Promisee Purchaser may deduct from the Variable Price (VP) payable 50% of the amount in excess over US$ 200,000 and apply this amount against the accumulated Advance VP payments in each succeeding year until the accumulated Advance Variable Payments have been fully offset. (Example 3, it is assumed that commercial production is initiated in the year 12, with an accumulated AVP of US$ 1,000,000 and that the Promisor Vendors have the rights to receive as VP in that year 12 the amount US$ 500,000, the Promisee Purchaser have the rights to deduct 50% from the sum of US$ 300,000 (US$ 500,000 minus US$ 200,000 which corresponds to the minimum payment), therefore, a deduction US$ 150,000 of that payment will be made as an offset to recover a portion of the Advance Variable Price (US$ 1,000,000) as it has been stated in paragraph (b.2)).

In each year when production occurs the payment of the VP (minus the deduction to recover the AVP if applicable) shall be made within 90 days following the end of the corresponding calendar year.

(c)
If Lumina makes all the payments set out in Section 1(a) above it will be deemed that the Promisee Purchaser has the rights to execute the Promised Purchase Agreement and the Promisor Vendors the obligation to execute the said agreement in accordance to the terms of article 169 of the Mining Code and executed the said agreement the Promisee Purchaser shall be the owner of the Property, free from liens and encumbrances, and the Promisor Vendors shall take all accessory steps required to complete any required transfer contemplated in this Agreement.

(d)
So long as the rights of the Promisee Purchaser to execute the Promised Purchase Agreement remains in effect, Lumina shall be responsible for payment of the annual Patentes and the legal expenses to maintain and defend the mining properties indicated in Schedule A and B. In addition Lumina shall pay the Patents for year 2003 and the past patents which are estimated approximately as follows:

Patents US$
On signing this Letter Agreement	17,000
On signing documentation contemplated in Section 9 hereof	36,000

(e)	On establishment of commercial production, Lumina shall pay a Variable Price Payment (VP) based on the Net Smelter Return as follows:

Price of Cu/lb US$	Variable Price Payment % of NSR
Less than $1.00	1.0
1.00-1.2499	2.0
More than 1.25	3.0

The Net Smelter Return (NSR) is defined as all revenues received from the sale of products extracted from the Property less all costs of transporting, off-site smelting and refining, and commercialization of said products. NSR shall be paid provisionally within a 60 days following the end of each quarter of a calendar year (March, June, September and December) duly evidenced by the proper documentation related to the commercialization of the products. Within a 60 day period following the end of the respective calendar year, Lumina shall make the adjustments which may be required to determine the final NSR which corresponds to said year and shall pay within the same 60 day terms any difference to the benefit of the Promisor Vendors, if applicable, reflected on the sale of minerals which has been used to determine the final NSR.

It is further agreed that in the event that any additional production related taxes or royalties shall be imposed on the Property or any project in respect thereof, the Variable Price Payment shall be re-negotiated to offset the impact of such taxes.

2.
The Promisee Purchaser shall, during the term that it has to execute the Promised Purchase Agreement, have exclusive access and control of the Property. Except to conduct any work needed to keep the Property claims and interests in good standing as required in Paragraph 4, there are no exploration or work commitments under this Agreement. During the duration of this Agreement, Lumina shall be responsible to ensure that all work it elects to do is carried out in accordance with all applicable laws and good industry practices. Lumina shall keep the Property in good standing, free from all liens and encumbrances and shall provide the Promisor Vendors with reasonable access to the Property (at the Promisor Vendor’s risk and expense) to ensure compliance with the terms hereof.

3.	Each party is responsible for its own legal and other costs applicable to the preparation, review and actions required of it under this Agreement.

4.
The parties which have executed this Letter of Intent acknowledge that this Agreement is subject to the approval of the TSX Venture Exchange (Toronto Stock Exchange), approval which should be granted in a maximum period of 180 days following the execution of this Letter of Intent.

5.	Lumina represents and warrants to the Promisor Vendors that Lumina has the corporate power and authority to enter into this Agreement and that, other than the approval of the

TSX Venture Exchange, no consents or other approvals are required by Lumina in connection with this Agreement.

6.	The Promisor Vendors represents and warrants to Lumina that:

(a)
The Promisor Vendors have a 100% interest on the mining claims comprising the Property indicated in Schedule A and that these mining claims are free from all liens and encumbrances and all such claims are, subject to the payments of past patent fees referred to in Section 1(b), in good standing as of the date hereof;

(b)
The Promisor Vendors have complied with any and all legal and contractual obligations in acquiring and keeping their interest in the Property in force, excepting the obligation to pay pending patent fees for year 1999 and have no knowledge of any measure against the validity of their Property ownership;

	(c)	The Promisor Vendors have all mining rights necessary to explore, develop and mine the Property;

	(d)	The Promisor Vendors have no obligations other than the past due Patents for 1999 in respect of the Property;

	(e)	The Promisor Vendors have the authorization to execute with Lumina a Promise to Purchase Agreement in accordance to the terms of article 169 of the Mining Code and the Promised Purchase Agreement; and

(f)
The Promisor Vendors have the corporate power and authority to enter into this Agreement and to sell the property to Lumina and no other consents or other approvals are required by the Promisor Vendors in connection with this Agreement.

7.
This Agreement refers to a Promise to Purchase Agreement under the terms of article 169 of the Mining Code. If Lumina shall fail to make any payment within the terms indicated for this purpose in the Promise to Purchase Agreement after 30 days have elapsed from the date of each payment without Lumina complying with its obligation to make such a payment within the 30 days extension period hereof, it will be deemed that Lumina will not pursue to carry on with this Promise to Purchase Agreement and that there will be no pending obligation towards the Promisor Vendors for the said abandonment in respect to this Agreement, except the obligation of Lumina which commits to turn over the mining claims: i) free of all liens and encumbrances, ii) with the Patents paid to that date, iii) free of all environmental obligation, iv) with all the information generated for the Regalito Project by Lumina to be turned over to Promisor Vendors within a period of 60 days following the termination of the contractual relation.

8.
Further, if Lumina shall fail to pay the Incremental Price after the 8th Anniversary when due and when the Price of Copper is at US$ 1.00 or more for any calendar year as indicated in the Promise to Purchase Agreement and 30 days have elapsed after the date stipulated for this payment and Lumina still fails to pay, the Promisor Vendors shall have the right to give notice to the Promisee Purchaser to re-possess the Property and in this case Lumina commits to turn over the mining claims: i) free of all liens and encumbrances, ii) with the Patents paid to that date, iii) free of all environmental obligation, iv) with all the information generated for the Regalito Project by Lumina to be turned over to the Promisor Vendors within a maximum period of 60 days following the termination of the contractual relation, with all its legal and environmental obligations completed, within a period of 90 days following the notice to the Promisor Vendors.

9.
As soon as possible after signing this Letter of Intent and assuming successful completion of legal and technical due diligence and that TSX accepts that Lumina carries on this negotiation, and in any event not later than 180 days after signing this Letter of Intent the parties will negotiate and sign a Promise to Purchase Agreement based on the terms agreed to herein, plus any other documents which may be reasonably required by Lumina to effect and register its rights on the Property and all Lumina’s interests therein.

10.
Lumina shall be empowered to assign the present Agreement and its rights in the Promise to Purchase Agreement and in the Promised Purchase Agreement as long as the new purchaser and assignee through a public document declares to know the obligations contained in the assigned agreements and that they will be obligated to honor its commitments, being all obligations as their own; and in the same manner they will not be able to assign the said agreements without incorporating into them a similar provision which obligates a new purchaser or assignee to comply with all and each of the obligations which are stated in this Agreement in the Promise to Purchase Agreement and in the Promised Purchase Agreement, as the case may be. Lumina can assign this Agreement to its subsidiary or a wholly owned entity without prior approval. Further, the Promisor Vendors may not sell, assign or otherwise dispose of its rights and obligations under this Agreement or in relation to the other agreements there are indicated in this instrument without the prior written consent of Lumina, consent which cannot be unreasonably withheld.

11.
The Promisor Vendors understands that Lumina will, as part of its “technical due diligence”, request a technical review of the Property by specialized consultants (AMEC) to confirm that a copper mineral resource of approximately 200 million tones may be properly disclosed by Lumina to shareholders according to the regulations of Canadian National Instrument 43-101. The Promisor Vendors shall grant a 180 days period from the execution of this agreement for the preparation of the Technical Report and other documents required under Canadian Securities Regulations and for the execution of the Promise to Purchase Agreement stated above. Lumina commits itself to grant to the Promisor Vendors a copy of the Technical Report of the Property which will be prepared by the specialized consultants (AMEC).

12.	The general provisions applicable to this Agreement are that:

	(a)	it is made and shall be enforceable in Chile;

	(b)	the Area of Interest incorporated in this Agreement extends 2 kilometers outside the existing mineral claims as represented on the attached map;

	(c)	time is of the essence hereof;

	(d)	the term of the Agreement is 99 years;

	(e)	it shall inure to the benefit and be binding upon the parties hereto and their successors and permitted assigns;

(f)
each of the parties shall, from time to time and without request for further consideration, execute such further documents and assurances as may reasonably be required by the other party to effect the terms hereof;

	(g)	notices shall be effectively given the day following the day it is sent by fax by one party to the other,

if to Lumina, directed to

Mr. John J. Selters, Legal Representative of Minera Lumina Chile S.A., Domiciled at Padre Mariano 277, office 502, Providencia, Santiago de Chile.
Telephone, (56-2) 201-3835, Fax (56-2) 201-3835, E-mail jselters@tnet.cl and if to Promisor Vendors, directed to

Mr. Mario Hernández Alvarez, Legal Representative of Compañia Minera Caserones, domiciled at Los Carreras 380, Office 425, La Serena, Chile.
Telephone (56-51) 226920, Fax (56-51) 229613, E-mail mhdez@ctcinternet.cl
And also to
Mr. Lionel Polgatti San Cristóbal, Domiciled at Marchant Pereira 645, Providencia, Santiago de Chile.
Telephone 56-2- 2251282, Fax 56-2-2233633, E-mail chpsa@mi.cl

	(h)	all monetary references herein are to lawful currency of the United States of America;

(i)
in the event of any dispute between the parties hereto it shall be resolved first by good faith negotiations and secondly by arbitration in Chile in accordance with the rules of the Chamber of Commerce;

(j)
the Parties agree that this Agreement shall be executed in Spanish and that the Promise to Purchase Agreement and the Promised Purchase Agreement shall be extended by public document. Each party hereto shall be responsible for any English translation it may require; and

(k)
the Parties agree that, should Lumina be required to provide any document in support of this agreement (ie. resolution) or its execution, such document will be in Spanish having Lumina to translate it into English at its cost.

(l)
the Parties agree to maintain resident Legal Representation in Chile at all times during the term of this agreement. Any changes in legal representation or addresses for notification with be communicated promptly.

If you are in agreement with the terms set out, please execute the acknowledgment provided below.

Yours truly,

MINERA LUMINA COPPER CHILE S.A.

/s/ John J. Selters
John J. Selters

COMPAÑIA MINERA CASERONES

/s/ Mario Hernández Alvarez
Mario Hernández Alvarez

SOCIEDAD LEGAL MINERA CALIFORNIA UNA DE LA SIERRA PEÑA NEGRA

/s/ Lionel Polgatti San Cristóbal
Lionel Polgatti San Cristóbal